Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Provides an Update

on Proposed Initial Public Offering

MACAU, Aug. 20, 2018 – Studio City International Holdings Limited (“Studio City”), the Hollywood-inspired cinematically-themed integrated entertainment, retail and gaming resort, today provides an update to its announcement made on August 14, 2017 regarding the confidential submission of a draft registration statement for the proposed initial public offering (“IPO”) of American Depositary Shares (“ADSs”) representing ordinary shares of Studio City. Studio City has been continuing its preparations for the proposed IPO, which is expected to commence as market conditions permit and remains subject to the U.S. Securities and Exchange Commission (“SEC”) declaring the registration statement effective. The ADSs may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

This announcement is being made pursuant to and in accordance with Rule 135 under the U.S. Securities Act of 1933, as amended. As required by Rule 135, this announcement does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States or elsewhere, and it does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Studio City’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) Studio City’s anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Studio City’s or its affiliates’ filings with the SEC. All information provided in this press release is as of the date of this press release, and Studio City does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiry, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com